Faegre Drinker Biddle & Reath LLP
320 South Canal Street

Suite 3300
Chicago, IL 60606
www.faegredrinker.com

September 26, 2024

VIA EDGAR TRANSMISSION

Mr. Matthew Williams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund Trust (File Nos.: 333-200168 and 811-23011) (the “Registrant” or the “Trust”)

Dear Mr. Williams:

The following responds to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) via telephone on September 20, 2024, regarding the Trust’s Preliminary Proxy Statement filing on Schedule 14A filed on September 10, 2024, filed on behalf of the Trust and its series, the Penn Capital Short Duration High Income Fund, the Penn Capital Opportunistic High Income Fund, the Penn Capital Special Situations Small Cap Equity Fund, and the Penn Capital Mid Cap Core Fund.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Preliminary Proxy Statement. The Registrant confirms that the response to Staff comments provided in one section of the Preliminary Proxy Statement will be similarly updated in other parallel sections of the Preliminary Proxy Statement, except as noted by the Registrant.

1.	Comment: For future reference, all copies of preliminary proxy statements and forms of proxy should be clearly marked “Preliminary Copies.” (See. Rule 14a-6(e)(1) of Regulation 14A).

Response: The Registrant so acknowledges.

2.	Comment: On page 5, please confirm what the word “ultimately” relates to in the answer “No. These costs ultimately will be borne by the Adviser.”

September 25, 2024

Response: The Registrant confirms that the Adviser will bear the costs of the proxy solicitation and related legal costs in the ordinary course of business.

3.	Comment: Please add legend regarding internet availability of proxy materials. (See. Rule 14a-16 of Regulation 14A).

Response: The Registrant has revised the disclosure as requested.

5.	Comment: In the discussion under the heading “Board Considerations and Approval” please disclose any considerations adverse to the proposals. (See. Item 22(c)(11) of Schedule 14A).

Response: The Registrant has added the following disclosure under “Board Considerations and Approval – Nature, Extent, and Quality of Services”:

“Because the services that Penn Capital would provide under the New Advisory Agreement are the same services that Penn Capital provided under the Original Agreement, the Board determined that there would not be any detrimental effects on the management or operations of each Fund.”

"The Trustees noted while Seaport has experience in the investment advisory sector through its subsidiary Seaport Global Asset Management LLC, an investment advisor registered with the SEC, Seaport did not have prior experience advising funds registered under the 1940 Act. However, the Funds' investment advisory and certain other personnel continued to provide services to the Funds following the Acquisition."

6.	Comment: On page 12, if applicable, please provide disclosure responsive to Item 22(c)(6) of Schedule 14A in the Proxy Statement.

Response: The Registrant supplementary confirms that no disclosure is required.

7.	Comment: On page 17, please state the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser, to the extent not already disclosed.

Response: The Registrant has made the requested revisions, as applicable.

8.	Comment: As a general comment, please provide the information required by Item 22(a)(3)(v) of Schedule 14A.

Response: The Registrant supplementary confirms that no disclosure is required.

9.	Comment: On page 21, the second and third sentences under the heading “Quorum” state “For purposes of determining the presence of a quorum, abstentions and broker non-votes (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as votes present at the Special Meeting, but abstentions and broker non-votes will not be treated as votes cast at such meeting. Abstentions and broker non-votes, therefore (i) will be included for purposes of determining whether a quorum is present; and (ii) will have no effect on proposals that require a plurality for approval, or on proposals requiring an affirmative vote of a majority of votes cast for approval.” The proposals herein are considered non-routine for NYSE Rule 452.11(20). Therefore, please revise disclosure here to state that broker non-votes will not be counted as present for quorum purposes or as votes cast at the meeting or otherwise explain how the present disclosure complies with NYSE Rule 452.10.

September 25, 2024

Response: The Registrant has made the requested revisions.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312)569-1181.

Sincerely,

/s/ Robert D. Bullington
Robert D. Bullington